

July 22, 2013

Via E-mail
Ms. Deborah Terry
Chief Financial Officer
Aspen Partners, Ltd.
4200 Northside Parkway
Building 11, Suite 200
Atlanta, GA 30327

> **Re: Aspen Diversified Fund LLC**
> **Form 10-K**
> **Filed April 1, 2013**
> **File No. 000-52544**

Dear Ms. Terry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.   Please expand your MD&A to describe significant categories of the Fund's operating expenses and discuss any known trends or uncertainties that may impact operations. Refer to Item 303(A)(3)(i-ii). Please provide us with your proposed disclosure for future filings.

2.   We note redemptions have exceeded issuances of Fund units on an overall basis for each of the past several years. Please address this trend in your MD&A as well as the sustainability of the Fund and outlook for the future.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 20

3.   Please clarify whether the fair values of each of the ADF Trading Companies on page 21 represent the Fund's investment alone, or whether the value represents the entire value of the investee, which may be allocated among other funds. We may have further comment.

Note A – Description of Business and Summary of Significant Accounting Policies, page F-6

4.   Please revise your disclosure in future filings to address managed account fees, including their nature, how they are determined and how management accounts for them.

Note B – Investments In Investment Funds & Futures Contracts, page F-9

5.   Please explain to us in detail how you determined that investments in investment funds qualify as Level 2 investments. Based upon your disclosure on page F-7, it appears that you may be using significant unobservable inputs in determining the fair value of the investments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

           Sincerely,

           /s/ Daniel L. Gordon

           Daniel L. Gordon
           Branch Chief